SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. )1
                                   -----------

                      Allscripts Healthcare Solutions, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   01988P 10 8

                                 (CUSIP Number)

                      Robert W. Baker, Jr., General Counsel
                            IDX Systems Corporation,
                    1400 Shelburne Road, Burlington, VT 05402
                                 (802) 862-3304

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2001

             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 01988P 10 8                   13D                    Page 2 of 8 Pages
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         IDX Systems Corporation
         03-0222230
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                         (b)
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Vermont
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     NUMBER OF SHARES        7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                   0
   REPORTING PERSON WITH
                             ---------------------------------------------------
                             ---------------------------------------------------

                             8.       SHARED VOTING POWER
                                             7,497,838
                             ---------------------------------------------------
                             ---------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER
                                             7,497,838
                             ---------------------------------------------------
                             ---------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,497,838

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--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.9

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--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*

           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                   (Page 2 of 8)

ITEM 1.         Security of the Issuer.

       The securities to which this statement relates are the common stock , par value $.01 per share (the "Common Stock"), of Allscripts Healthcare Solutions, Inc. (formerly known as Allscripts Holding, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2401 Commerce Drive, Libertyville, Illinois 60048.

ITEM 2.         Identity and Background.

       This statement is being filed by IDX Systems Corporation, a Vermont corporation ("IDX"). IDX is sometimes referred to herein as the "Reporting Person."

       The principal business of IDX is to provide healthcare information solutions, including software, hardware, and related services to physician groups, management services organizations, hospitals, and integrated delivery networks. The address of its principal business and its principal office is 1400 Shelburne Road, South Burlington, Vermont 05403.

       During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       Attached hereto as Schedule I is a list of the directors and executive officers of the Reporting Person which contains the following information with respect to each such person:

(a)      name;
(b)      business address; and
(c)             present  principal   occupation  or  employment  and  the  name,
                principal business and address of any corporation or other organization in which such employment is conducted.

        To the  knowledge of the  Reporting  Person,  each person  identified in
Schedule I hereto is a United States citizen.

ITEM 3.         Source and Amount of Funds or Other Consideration.

       On January 8, 2001, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 13, 2000, by and among the Company, Allscripts, Inc., Bursar Acquisition, Inc., Bursar Acquisition No. 2, Inc., Channelhealth Incorporated ("Channelhealth") and IDX (a majority stockholder of Channelhealth), Bursar Acquisition No. 2, Inc., a wholly owned subsidiary of the Company, merged with and into Channelhealth (the "Merger"). Channelhealth became a wholly owned subsidiary of the Company and shares of Channelhealth capital stock were exchanged for shares of Common Stock of the Company in accordance with the Merger Agreement.

ITEM 4.         Purpose of Transactions.

       Except as set forth in Item 6 with respect to IDX's designee to the Company's board of directors, the Reporting Person does not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of the Schedule.

ITEM 5.         Interest in Securities of the Issuer.

         (a) As a result of the Merger, the Reporting Person is the beneficial owner of 7,497,838 shares of Common Stock of the Company, representing approximately 19.9% of the outstanding Common Stock of the Company. This percentage amount is based upon 37,674,015 shares of Common Stock of the Company issued in connection with the Merger, as disclosed by the Company in its registration statement on Form S-4 (Commission File No. 333-49568). The beneficial ownership of the shares of Common Stock of the Company of the other persons named in Item 2 are set forth in Schedule I. Except as set forth in this
Item 5, to the best knowledge of the Reporting Person, none of the parties named in Item 2 owns any of the Company's Common Stock.

         (b) With respect to the 7,497,838 shares of Common Stock of the Company beneficially owned by the Reporting Person, the Reporting Person shares the power to vote all of such shares with the Company pursuant to a Stock Rights and Restrictions Agreement, as more fully described in Item 6 below, and has the sole power to dispose of all of such shares. With respect to the shares of Common Stock of the Company beneficially owned by the other persons named in
Item 2, except as set forth in Schedule I, to the knowledge of the Reporting Person, each such person has the sole power to vote all of such shares and the sole power to dispose of all of such shares.

         Item 1 sets forth the Company's name and state of incorporation along with the address of its principal business and principal office. The Company's principal business is to provide point-of-care medication management solutions designed to meet the needs of physician practices, their patients and managed care payers and plans. To the knowledge of the Reporting Person, during the last five (5) years, the Company (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (c) Except as described above in this Item 5 and in Item 6, which item is incorporated herein by reference, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule I beneficially has effected any transactions in Common Stock during the past sixty (60) days.

(d)      None.

(e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Pursuant to a Stock Rights and Restrictions Agreement (the "Stock Rights and Restrictions Agreement"), dated as of January 8, 2001, between the Company and the Reporting Person, the Reporting Person has complete discretion to vote the shares of Common Stock of the Company, unless the matter to be voted on constitutes a business combination, involves the acquisition of 50% or more of the outstanding stock of the Company, involves the issuance of Common Stock by the Company for cash or involves any acquisition by the Company, in which cases the Reporting Person has agreed to vote the shares of Common Stock in accordance with the recommendation of the directors of the Company who were directors of the Company prior to January 8, 2001 (or who were elected by such directors); provided, however, that the voting restriction will not apply in any event if the average closing price of the Common Stock for the 90 days prior to the date of such vote is less than $14.5625 and the Reporting Person is not in default under the Merger Agreement or any agreement executed in connection therewith.

       Also, pursuant to the Stock Rights and Restrictions Agreement, the Reporting Person has agreed not to transfer any of the shares of Common Stock of the Company without the prior written consent of a majority of the directors of the Company who were directors of the Company prior to January 8, 2001 (or who were elected by such directors), except under certain limited circumstances set forth in the Stock Rights and Restrictions Agreement.

       Pursuant to the Stock Rights and Restrictions Agreement, so long as the Reporting Person owns 25% of the shares of Common Stock of the Company which it owned immediately following the Merger, the Reporting Person is entitled to designate one individual to the Company's board of directors. The Reporting Person's initial designee to the Company's board is Mr. Richard E. Tarrant. Mr. Tarrant also executed the Stock Rights and Restrictions Agreement, in his individual capacity, for the purpose of agreeing not to transfer any shares of Common Stock of the Company owned by him for a period of six months following the effectiveness of the Merger.

       The foregoing description of the Stock Rights and Restrictions Agreement is qualified in its entirety by reference to such agreement, which is filed as
Exhibit 99.1 hereto and incorporated by reference herein.

ITEM 7.         Material to be Filed as Exhibits.

       The following document is filed as an Exhibit to this statement.

Exhibit No.       Description


99.1 Stock Rights and Restrictions Agreement, dated as of January 8, 2001, by and between Allscripts Healthcare Solutions, Inc. and IDX Systems Corporation.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Dated:  January 18, 2001

                                      IDX SYSTEMS CORPORATION


                                      By: /s/ ROBERT W. BAKER, JR.
                                          --------------------------------------
                                          Name:  Robert W. Baker, Jr.
                                          Title: Vice President and
                                                 General Counsel

                                   SCHEDULE I

IDX SYSTEMS CORPORATION
         The name, present principal occupation or employment and beneficial ownership of shares of common stock of Allscripts Healthcare Solutions, Inc. (the "Company") of each director and executive officer of IDX Systems Corporation is set forth below.

         DIRECTORS

--------------------------------------------------------------------------------
                                                     Beneficial Ownership of
                                                      Shares of the Company
                                                        Common Stock
                                                    ----------------------------
                                                                     Shares
Name/Present Principal                               Shares Held     Underlying
Occupation or Employment    Business Address         Outright (#)    Options (#)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Richard E. Tarrant          IDX Systems Corporation    35,416           0
Chief Executive Officer     1400 Shelburne Road
of IDX                      South Burlington,
                            Vermont 05403
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Frank T. Sample             VitalCom, Inc.                337         675
President and Chief         15222 Del Amo Avenue
Executive Officer of        Tustin, California
VitalCom, Inc.              92780
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Allen Martin, Esq.          Downs Rachlin & Martin,     7,146         675
An attorney and director    PLLC
of Downs Rachlin &          199 Main Street,
Martin PLLC                 Courthouse Plaza
                            Burlington, Vermont
                            05401
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Henry M. Tufo, M.D.         Fletcher Allen Health       5,059           0
A physician at Fletcher     Care
Allen Health Care           Given Health
                            One South Prospect
                            Street
                            Burlington, Vermont
                            05401
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Steven M. Lash              DermTech International      1,686(1)      675
President and Chief         15222 Avenue of Science
Executive Officer of        San Diego, California
DermTech International      92128
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Peter W. Van Etten         Juvenile Diabetes                0         675
President and Chief        Foundation
Executive Officer of       120 Wall Street
Juvenile Diabetes          New York, New York
Foundation                 10005
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Robert H. Hoehl            IDX Systems Corporation     34,218(2)        0
Chairman of the Board      1400 Shelburne Road
of IDX                     South Burlington,
                           Vermont 05403
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Stuart H. Altman, Ph.D.    Brandeis University,         3,373         675
A Professor of National    Heller School
Health Policy,             415 South Street
Heller School at           Waltham, Massachusetts
Brandeis University        02254
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Mark F. Wheeler, M.D.,     IDX Systems Corporation      6,746       5,060
M.P.H.                     1001 Fourth Avenue Plaza
Senior Vice President      Suite 1500
and Chief Technical        Seattle, WA  98154
Architect of the
orporate Research
Organization of IDX
--------------------------------------------------------------------------------

(1) Consists of shares held by Mr. Lash and his wife, Cia Colobella Lash, as trustees of the Lash Family Trust U/A dated 12/15/99, as to which shares Mr. and Mrs. Lash share voting and dispositive powers as trustees of the trust.

(2) Includes 2,384 shares held by Mr. Hoehl's wife, Cynthia K. Hoehl, as trustee of four trusts (596 shares each), the beneficiaries of which are the Hoehl's children, as to which shares Mr. Hoehl disclaims beneficial ownership but may be deemed to share voting and dispositive powers.

         EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

         No person is a controlling stockholder of IDX.

--------------------------------------------------------------------------------
                                                        Beneficial Ownership of
                                                         Shares of the Company
                                                             Common Stock
                                                        ------------------------
Name/Present Principal                                      Shares Underlying
Occupation or Employment    Business Address                   Options (#)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

James H. Crook, Jr.         IDX Systems Corporation              35,417
President and Chief         1400 Shelburne Road
Operating Officer           South Burlington, Vermont 05403
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Robert F. Galin             IDX Systems Corporation              30,357
Vice President of Sales     116 Huntington Avenue
                            Boston, MA  02116
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
John A. Kane                IDX Systems Corporation              26,984
Vice President, Finance     1400 Shelburne Road
and Administration, Chief   South Burlington, Vermont 05403
Financial Officer
and Treasurer
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Robert W. Baker, Jr.        IDX Systems Corporation              26,984
Vice President, General     1400 Shelburne Road
Counsel and Secretary       South Burlington, Vermont 05403
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Vicki Blanchard             IDX Systems Corporation              10,794
Vice President, Integrated  116 Huntington Avenue
Solutions Division          Boston, MA  02116
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Stephen C. Gorman           IDX Systems Corporation              10,794
Vice President, Systems     1400 Shelburne Road
Division                    South Burlington, Vermont 05403
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Walt N. Marti               IDX Systems Corporation              10,794
Vice President, Radiology   1400 Shelburne Road
and Imaging                 South Burlington, Vermont 05403
Solutions Division
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Gene H. Barduson            IDX Systems Corporation               6,746
Vice President, EDiX        4250 Executive Drive
Business Unit               La Jolla, CA  92037

--------------------------------------------------------------------------------

                                                                    Exhibit 99.1

                     STOCK RIGHTS AND RESTRICTIONS AGREEMENT

                  STOCK RIGHTS AND RESTRICTIONS AGREEMENT (the "Agreement"), dated as of January 8, 2001, between Allscripts Healthcare Solutions, Inc., a Delaware corporation ("Allscripts") and IDX Systems Corporation, a Vermont corporation ("IDX").

                                    RECITALS:

                  A. After giving effect to the Closing, IDX owns 7,497,838 shares of Allscripts Common Stock (together with any additional Allscripts Voting Shares that IDX or any Affiliate of IDX may from time to time own, the "IDX Shares").

                  B. After giving effect to the Closing, Richard E. Tarrant ("R.E.T."). is the initial IDX Designee.

                  C. The Boards of Directors of Allscripts and IDX deem it advisable to establish (i) insofar as concerns IDX, certain rights and restrictions with respect to Allscripts Business Combination Transactions and the IDX Shares and (ii) insofar as concerns Allscripts, certain restrictions with respect to IDX Business Combination Transactions and any securities of IDX having voting power under ordinary circumstances with respect to the election of directors of IDX that Allscripts may hold from time to time.

         ACCORDINGLY, premises considered, the parties have entered into this Agreement.

        1. DEFINITIONS. For purposes of this Agreement, the following terms have the meanings indicated:

(a) "Affiliate" shall mean, with respect to any specified Person, any other Person, directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, "controlling,"
"controlled by," and "under common control with") means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise and, with respect to a corporation or partnership, control shall mean direct or indirect ownership of more than fifty percent (50%) of the voting stock or general partnership interest or voting interest in any such corporation or partnership. Notwithstanding anything to the contrary in this definition, Affiliates of IDX who were stockholders of Channelhealth Incorporated ("Channelhealth") immediately prior to the Closing shall not be considered "Affiliates" for purposes of Recital A (definition of "IDX Shares") and Sections 2.2, 2.4 (other than Section 2.4(a)), 2.5, 2.6 and 4.2 hereof.

(b) "Acceptance Notice" shall have the meaning set forth in Section 2.6(b).

(c) "Applicable Percentage" shall mean 2%.

(d) "Allscripts" shall have the meaning set forth in the first paragraph of this Agreement; and the term "Allscripts" shall include Allscripts and its Affiliates unless the context otherwise requires.

(e) "Allscripts  Business   Combination   Transaction"  shall  mean  a  merger,
consolidation, "business combination" as defined in Section 203 of the DGCL as in effect on the date hereof, compulsory share exchange, recapitalization or other transaction in which Allscripts is a constituent corporation or to which Allscripts is a party and pursuant to which the Allscripts Voting Shares are exchanged for cash, securities or other property or a sale of all or substantially all of the assets of Allscripts and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed an Allscripts Business Combination Transaction for purposes of this Agreement: (i) a merger, consolidation, compulsory share exchange, recapitalization or other transaction in which the Beneficial Ownership of the capital stock of Allscripts or the surviving corporation of the transaction (or of the ultimate parent of Allscripts or of such surviving corporation) immediately after the consummation of such transaction is substantially the same as the ownership of the capital stock of Allscripts immediately prior to the consummation of the transaction or
(ii) a merger (A) in which Allscripts is the surviving corporation, (B) in which all Allscripts Voting Shares immediately prior to the consummation of such merger remain outstanding immediately after the consummation thereof, (C) as a result of the consummation of which no Person will Beneficially Own a majority of the Allscripts Fully Diluted Shares and (D) following the consummation of which the Allscripts Continuing Directors (which, for the purposes of this clause (e), shall include the IDX Designee) will represent a majority of the Board of Directors of Allscripts.

(f) "Allscripts Common Stock" shall mean Allscripts' common stock, par value $0.01 per share, and any shares of common stock or similar securities into which the common stock of Allscripts are hereafter reclassified into or exchanged for.

(g) "Allscripts Continuing Director" shall mean (i) any member of the Board of Directors of Allscripts, while such Person is a member of such Board of Directors, who (A) was a member of the Board of Directors of Allscripts prior to the date hereof or (B) is recommended or elected to the Board of Directors by a majority of the Allscripts Continuing Directors to fill a vacancy arising as a result of an increase in the number of directors of Allscripts occurring after the date hereof and (ii) any successor of an Allscripts Continuing Director, while such successor is a member of the Board of Directors of Allscripts, who is recommended or elected to succeed the Allscripts Continuing Director by a majority of the Allscripts Continuing Directors. Notwithstanding anything to the contrary in this definition, for purposes of this Agreement, the IDX Designee shall not be considered an Allscripts Continuing Director.

(h) "Allscripts Exchangeable Security" shall mean a security of any type, including but not limited to debt, equity, warrants or other rights, issued by Allscripts or representing the right to acquire Allscripts Voting Shares from Allscripts upon exchange, conversion or exercise thereof.

(i) "Allscripts Fully Diluted Shares" shall mean, at any time, the sum of (i) the Allscripts Voting Shares then outstanding plus (ii) the number of Allscripts Voting Shares reserved for issuance or issuable in connection with the exercise, exchange or conversion of options, warrants or securities of Allscripts then outstanding that are at such time exercisable or exchangeable for Allscripts Voting Shares or are convertible into Allscripts Voting Shares.

(j) "Allscripts Voting Shares" shall mean the Allscripts Common Stock and any other securities of Allscripts having voting power under ordinary circumstances with respect to the election of directors of Allscripts.

(k) "Beneficially Own" shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act in effect on the date hereof. "Beneficial Owner" and "Beneficial Ownership" shall have correlative meanings.

(l) "Closing" shall have the meaning assigned to such term in the Merger Agreement.

(m) "Current Price" shall have the meaning set forth in Section 2.4(i).

(n) "DGCL" shall have the meaning set forth in Section 2.1(c).

(o) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor federal statute as in effect from time to time.

(p) "Expenses" shall have the meaning set forth in Section 2.5(j)(v).

(q) "IDX" shall have the meaning set forth in the first paragraph hereof; and the term "IDX" shall include IDX and its Affiliates unless the context otherwise requires or as otherwise specified in the definition of "Affiliate."

(r) "IDX Business Combination Transaction" shall mean a merger, consolidation, "business combination" as defined in Section 203 of the DGCL as in effect on the date hereof, compulsory share exchange, recapitalization or other transaction in which IDX is a constituent corporation or to which IDX is a party and pursuant to which the IDX Voting Shares are exchanged for cash, securities or other property or a sale of all or substantially all of the assets of IDX and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed an IDX Business Combination Transaction for purposes of this
Agreement: (i) a merger, consolidation, compulsory share exchange, recapitalization or other transaction in which the Beneficial Ownership of the capital stock of IDX or the surviving corporation of the transaction (or of the ultimate parent of IDX or of such surviving corporation) immediately after the consummation of such transaction is substantially the same as the ownership of the capital stock of IDX immediately prior to the consummation of the transaction or (ii) a merger (A) in which IDX is the surviving corporation, (B) in which all IDX Voting Shares immediately prior to the consummation of such merger remain outstanding immediately after the consummation thereof, (C) as a result of the consummation of which no Person will Beneficially Own a majority of the IDX Fully Diluted Shares and (D) following the consummation of which the IDX Continuing Directors will represent a majority of the Board of Directors of IDX.

(s) "IDX Common Stock" shall mean IDX's common stock, par value $0.01 per share, and any shares of common stock or similar securities into which the common stock of IDX are hereafter reclassified into or exchanged for.

(t) "IDX Continuing Director" shall mean (i) any member of the Board of Directors of IDX, while such Person is a member of such Board of Directors, who
(A) was a member of the Board of  Directors  of IDX prior to the date  hereof or
(B) is recommended or elected to the Board of Directors by a majority of the IDX Continuing Directors to fill a vacancy arising as a result of an increase in the number of directors of IDX occurring after the date hereof and (ii) any successor of an IDX Continuing Director, while such successor is a member of the Board of Directors of IDX, who is recommended or elected to succeed the IDX Continuing Director by a majority of the IDX Continuing Directors.

(u) "IDX Designee" shall have the meaning set forth in Section 2.2(a) hereof.

(v) "IDX Exchangeable Security" shall mean a security of any type, including but not limited to debt, equity, warrants or other rights, issued by IDX or representing the right to acquire IDX Voting Shares from IDX upon exchange, conversion or exercise thereof.

(w) "IDX Fully Diluted Shares" shall mean, at any time, the sum of (i) the IDX Voting Shares then outstanding plus (ii) the number of IDX Voting Shares reserved for issuance or issuable in connection with the exercise, exchange or conversion of options, warrants or securities of IDX then outstanding that are at such time exercisable or exchangeable for IDX Voting Shares or are convertible into IDX Voting Shares.

(x) "IDX Shares" shall have the meaning set forth in Recital A.

(y) "IDX Voting Shares" shall mean the IDX Common Stock and any other securities of IDX having voting power under ordinary circumstances with respect to the election of directors of IDX.

(z) "Insolvency Laws" shall have the meaning set forth in Section 5.7(a)(ii).

(aa)"Market Price" shall have the meaning set forth in Section 2.4(h).

(bb)"Maximum Number" shall have the meaning set forth in Section 2.4(j)(ii).

(cc)"Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of July 13, 2000, among Allscripts, Allscripts, Inc., Bursar Acquisition, Inc., Bursar Acquisition No. 2, Inc., IDX and Channelhealth.

(dd)"Notice of Arranged Transfer" shall have the meaning set forth in Section 2.4(h)(i).

(ee)"Notice of Block Purchase" shall have the meaning set forth in Section 2.4(i)(i).

(ff)"Notice of Block Transfer" shall have the meaning set forth in Section 2.4(i)(i).

(gg)"Notice of Proposed Transfer" shall have the meaning set forth in Section 2.4(h)(i).

(hh)"Offer Notice" shall have the meaning set forth in Section 2.6(b).

(ii)"Per Share Market Value" means on any particular date (i) the last sale price per share of the Allscripts Common Stock on such date on the principal stock exchange on which the Allscripts Common Stock has been listed or, if there is no such price on such date, then the last price on such exchange on the date nearest preceding such date, or (ii) if the Allscripts Common Stock is not listed on any stock exchange, the final bid price for a share of Allscripts Common Stock in the over-the-counter market, as reported by The Nasdaq Stock Market at the close of business on such date, or the last sales price if such price is reported and final bid prices are not available, or (iii) if the Allscripts Common Stock is not quoted on The Nasdaq Stock Market, the bid price for a share of Allscripts Common Stock in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices), or (iv) if the Allscripts Common Stock is no longer publicly traded, as determined by one of the investment banking firms listed on Schedule I, as selected by IDX.

(jj)"Person" shall mean any individual, firm, partnership, association, group (as such term is defined in Section 13(d)(3) of the Exchange Act, as in effect on the date hereof), corporation, trust, business trust or other entity, and includes any successor (by merger or otherwise) of any such entity.

(kk)"Piggyback Registration" shall have the meaning set forth in Section 2.4(j)(i).

(ll)"Piggyback Registration Request" shall have the meaning set forth in
Section 2.4(j)(i).

(mm)"Private Placement" shall mean a Transfer of IDX Shares pursuant to a transaction not involving a Pubic Offering; provided, however, that (i) the sale of IDX Shares pursuant to a tender or exchange offer is not a Private Placement;
(ii) a Private Placement shall not include a Transfer to any Person who, directly or indirectly, has as one of its material businesses the provision of healthcare information and/or point of care clinical applications and devices (a "Allscripts Competitor") if, as a result of such Transfer, such Allscripts Competitor would Beneficially Own such number of Allscripts Voting Shares as would constitute 10% or more of the then outstanding Allscripts Voting Shares, unless any such Allscripts Competitor acquiring such amount of securities enters into an agreement with Allscripts limiting the Transfer of such shares on substantially the same terms as this Agreement, except that the term of such agreement shall be 10 years from the date of such agreement; and (iii) a Private Placement shall not include a Transfer of IDX Shares to any Person if following such Transfer such Person Beneficially Owns more than 10% of the then outstanding Allscripts Voting Shares unless such Person enters into an agreement with Allscripts with terms and conditions restricting the Transfer of such shares substantially similar to those contained herein, except that the term of such agreement shall be for 10 years from the date of such agreement. IDX shall be entitled to rely on a representation of the proposed recipient in determining whether a Transfer to such recipient qualifies as a Private Placement under clauses (ii) and (iii) of the preceding sentence.

(nn)"Public Offering" shall mean a firm commitment underwritten public offering pursuant to a registration statement that has been declared effective by the SEC under the Securities Act.

(oo)"Rule 144" shall mean Rule 144 adopted by the SEC under the Securities Act, or any successor rule.

(pp)"SEC" shall mean the Securities and Exchange Commission.

(qq)"Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute as in effect from time to time.

(rr)"Specified Price" shall have the meaning set forth in Section 2.4(i).

(ss)"Subsidiary" shall mean, with respect to any Person, any other Person of which at least a majority of the voting power of the voting equity securities or voting equity interest is owned, directly or indirectly, by such Person.

(tt)"Target Price" shall have the meaning set froth in Section 2.4(h).

(uu)"Trading Day" means (i) a day on which the Allscripts Common Stock is traded on the principal stock exchange on which the Allscripts Common Stock has been listed, or (ii) if the Allscripts Common Stock is not listed on any stock exchange, a day on which the Allscripts Common Stock is quoted in the over-the-counter market, as reported by The Nasdaq Stock Market, or (iii) if the Allscripts Common Stock is not quoted on The Nasdaq Stock Market, a day on which the Allscripts Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices).

(vv)"Transfer" shall have the meaning set forth in Section 2.4 hereof.

2.       SHARE RIGHTS AND RESTRICTIONS.

2.1      LIMITATION ON CERTAIN TRANSACTIONS.

(a) (i) Except as otherwise permitted by this Agreement, IDX agrees that IDX shall not, during the period from the date of this Agreement until its termination, (A) engage, or propose to engage, in any Allscripts Business Combination Transaction with Allscripts, or (B) make any proposal to Allscripts, the Board of Directors of Allscripts or the stockholders of Allscripts with respect to a tender offer or exchange offer for Allscripts Voting Shares or a liquidation of Allscripts, unless either (x) such transaction shall have been approved by a majority of the Allscripts Continuing Directors or (y) on the date when such transaction is proposed, no IDX Designee shall be serving on the Board of Directors of Allscripts and IDX and its Affiliates collectively shall Beneficially Own less than 5% of the then outstanding Allscripts Voting Shares.

(ii) Except as otherwise permitted by this Agreement, Allscripts agrees that Allscripts shall not, during the period from the date of this Agreement until its termination, (A) engage, or propose to engage, in any IDX Business Combination Transaction with IDX, or (B) make any proposal to IDX, the Board of Directors of IDX or the stockholders of IDX with respect to a tender offer or exchange offer for IDX Voting Shares or a liquidation of IDX, unless either (x) such transaction shall have been approved by a majority of the IDX Continuing Directors or (y) on the date when such transaction is proposed, Allscripts and its Affiliates collectively shall Beneficially Own less than 5% of the then outstanding IDX Voting Shares.

(b) (i) Except as otherwise permitted by this Agreement, IDX agrees that IDX shall not, during the period from the date of this Agreement until its termination, (i) request or solicit any Person (A) to make a tender or exchange offer for Allscripts Voting Shares or (B) to make a proposal for an Allscripts Business Combination Transaction, unless either (x) a majority of the Allscripts Continuing Directors shall have approved of IDX taking such action or (y) no IDX Designee shall be serving on the Board of Directors of Allscripts and IDX and its Affiliates collectively shall Beneficially Own less than 5% of the then outstanding Allscripts Voting Shares.

(ii) Except as otherwise permitted by this Agreement, Allscripts agrees that Allscripts shall not, during the period from the date of this Agreement until its termination, (i) request or solicit any Person (x) to make a tender or exchange offer for IDX Voting Shares or (y) to make a proposal for an IDX
Business Combination Transaction, unless either (1) a majority of the IDX Continuing Directors shall have approved of Allscripts taking such action or (2) Allscripts and its Affiliates collectively shall Beneficially Own less than 5% of the then outstanding IDX Voting Shares.

(c) In connection with the Merger Agreement, Allscripts' Board of Directors has taken all action to assure that (i) no state takeover statute or similar statute will apply to the Merger Agreement or to any of the transactions contemplated in the Merger Agreement or the items referenced in subclauses (A) or (B) of Section
2.3 and (ii) Section 203 of the DGCL will not apply to the Merger Agreement or any of the transactions contemplated in the Merger Agreement or the items referenced in subclauses (A) or (B) of Section 2.3. Further, Allscripts has no "poison pill" or takeover defense mechanism other than Article Twelfth of Allscripts' Certificate of Incorporation. Allscripts shall not amend or modify any of the foregoing actions nor shall Allscripts implement any new, additional, amended or modified poison pill or takeover defense mechanism, unless, in each and every such case, provision shall be made to exclude IDX and its Affiliates from all effects thereof.

(d) Allscripts and IDX agree that the operative provisions, as presently in effect, of Section 203 of the DGCL will apply to any Allscripts Business Combination Transaction and any IDX Business Combination Transaction covered by
Section 203 between IDX and its Affiliates and Allscripts, or Allscripts and its Affiliates and IDX, for the term of this Agreement, notwithstanding that the operative provisions of such Section 203 might otherwise be applicable for a shorter period of time.

2.2      ALLSCRIPTS BOARD OF DIRECTORS.

(a) From and after the date hereof and until the earlier of (i) termination of this Agreement and (ii) the date that IDX and its Affiliates shall Beneficially Own fewer than 1,874,459 shares of Allscripts Common Stock (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Allscripts Common Stock after the date of this Agreement), then, in connection with each election of directors of Allscripts, whether at an annual or special meeting, Allscripts will nominate, and, subject to the fiduciary obligations of the Allscripts directors, solicit proxies for, in accordance with its procedures for the nomination of, and solicitation of proxies for, management-slate directors, an individual designated by IDX (such individual who, at any time, is or was designated by IDX for purposes of this Agreement is referred to herein as the "IDX Designee"). Upon the earlier of (i) termination of this Agreement and (ii) the date that IDX and its Affiliates shall Beneficially Own fewer than 1,874,459 shares of Allscripts Common Stock (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Allscripts Common Stock after the date of this Agreement), IDX shall cause any IDX Designee then serving as a director of Allscripts to resign immediately unless otherwise requested by Allscripts.

(b) The director initially designated by IDX as the IDX Designee is R.E.T. Allscripts shall provide IDX with 30 days' prior written notice of any intended mailing of a notice to stockholders for a meeting at which directors are to be elected. IDX shall give written notice to Allscripts, no later than 10 days prior to such mailing, of the Person designated pursuant to Section 2.2(a) as nominee for election as director. Allscripts agrees to nominate and recommend for election as director the individual designated, or to be designated, pursuant to Section 2.2(a). If IDX shall fail to give notice to Allscripts as provided above, it shall be deemed that the IDX Designee then serving as director shall be the IDX Designee for election.

(c) Except as otherwise provided herein, at all times (i) when there is an IDX Designee on Allscripts' Board of Directors and IDX and its Affiliates shall Beneficially Own 5,623,379 or more shares of Common Stock (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Allscripts Common Stock after the date of this Agreement), and (ii) such designee is R.E.T., the IDX Designee shall be elected as the sole Vice Chairman of the Allscripts Board of Directors, which shall be a non-executive position.

(d) In the event that any IDX Designee shall cease to serve as a director for any reason (other than as set forth in Section 2.2(a)), the vacancy resulting thereby shall be filled by the remaining directors of Allscripts in accordance with its Certificate of Incorporation, Bylaws and applicable law by a new IDX Designee and such new IDX Designee shall thereafter serve until the expiration of the term of the IDX Designee replaced by such new IDX Designee.

(e) Notwithstanding anything to the contrary contained herein, no IDX Designee may be a Person who previously has been a director of Allscripts and was properly removed for cause from the Board of Directors of Allscripts or a Person who has been convicted of a felony or a crime involving moral turpitude.

(f) The IDX Designee will be furnished with all information that is provided to all other directors of Allscripts (in their capacities as such) at the same time as such information is furnished to such other directors (in their capacities as such).

(g) IDX shall cause the IDX Designee serving as a director of Allscripts to comply with the retirement policies of Allscripts as in effect on the date hereof (a copy of which is attached as Exhibit A) or as hereafter amended or modified from time to time by the Board of Directors of Allscripts or its stockholders; provided, however, that no such amendment or modification to such policies shall be binding upon IDX or the IDX Designee unless the IDX Designee shall have voted in favor of such amendment or modification at the meeting, or in the action in lieu of a meeting, of the Board of Directors of Allscripts at or in which it is considered.

(h) IDX shall make the initial IDX Designee reasonably available for initial marketing ("road show") efforts undertaken by Allscripts in connection with the Merger Agreement and for subsequent meetings with customers of the Channelhealth business (which shall occur not less frequently than once per month).

2.3      LIMITATION ON ACQUISITION OF ADDITIONAL VOTING SHARES BY IDX.

(a) From and after the date hereof, IDX shall not acquire any Allscripts Voting Shares, other than the IDX Shares owned by IDX as of the date hereof and after giving effect to the Closing, (i) without the prior written consent of a majority of the Allscripts Continuing Directors or (ii) pursuant to Article III of the Merger Agreement; provided, however, that nothing in this Section 2.3(a) shall limit IDX's power and right (A) to purchase or acquire shares as a result of any stock dividend or stock split, reclassification of the Allscripts Common Stock, or the exercise or conversion of any security received by IDX from Allscripts in respect of the IDX Shares, or (B) to acquire shares of Allscripts Common Stock or any Allscripts Exchangeable Security pursuant to Section 2.6 or to convert, exchange or exercise any such Allscripts Exchangeable Security.

(b) From and after the date hereof, Allscripts shall not acquire any IDX Voting Shares without the prior written consent of a majority of the IDX Continuing Directors; provided, however, that nothing in this Section 2.3(b) shall limit Allscripts' power and right (i) to purchase or acquire shares as a result of any stock dividend or stock split, reclassification of the IDX Common Stock, or the exercises or conversion of any security received by Allscripts from IDX in respect of any IDX securities that Allscripts may hold or (ii) to acquire shares of IDX Common Stock, or the exercise or conversion of any security received by Allscripts in respect of any IDX securities that Allscripts may hold or any IDX Exchangeable Security pursuant to Section 2.6 or to convert, exchange or exercise any such IDX Exchangeable Security.

(c) Notwithstanding anything to the contrary contained herein, in the event IDX shall effect a sale of any IDX Shares, IDX shall be entitled to acquire additional Voting Shares, without the necessity of obtaining prior written consent, up to an aggregate amount that would cause IDX to hold the same amount of Voting Shares as IDX held after giving effect to the Closing, and the obligations of Allscripts set forth in Section 2.2 shall be reinstated, if applicable; provided, however, that (i) IDX may not undertake to acquire such additional Voting Shares until the end of the six month period immediately following any such sale, (ii) in no event will IDX be entitled to reinstate the obligations of Allscripts set forth in Section 2.2(b) once such obligations are terminated and (iii) IDX will be restricted from making any further sales of IDX Shares until the end of the thirty day period immediately following the acquisition of any additional Voting Shares pursuant to this Section 2.3(c).

2.4 RESTRICTIONS ON TRANSFER. From and after the date hereof until the termination of this Agreement, IDX and its Affiliates shall not sell, transfer, write options on or otherwise convey (when used as a verb, "Transfer" and, any sale, transfer, writing of options on or other conveyance, a "Transfer") Beneficial Ownership of any Allscripts Voting Shares (including Allscripts Voting Shares subject to Allscripts Exchangeable Securities), without the prior written consent of a majority of the Allscripts Continuing Directors, except that, in any event, any and all of the following Transfers shall be permitted:

(a) One or more Transfers to an Affiliate of IDX; provided, however, that each such Affiliate agrees in writing with Allscripts to be bound by the same restrictions as are applicable to IDX hereunder.

(b) One or more Transfers to Allscripts or to a Subsidiary of Allscripts (pursuant to a tender offer or otherwise).

(c) One or more Transfers pursuant to a merger, consolidation or compulsory share exchange, in which Allscripts is a constituent corporation.

(d) One or more Transfers made as a pro rata dividend or distribution to the holders of the common stock of IDX or its Affiliates; provided, however, unless such dividend or distribution is to the public stockholders of IDX, such holders agree in writing with Allscripts to be bound by the same restrictions as IDX hereunder.

(e) One or more Transfers to any Person (other than IDX or any of its Affiliates) who shall have commenced a tender or exchange offer for shares of Allscripts Common Stock if, at the time of public announcement of the tender or exchange offer: (i) IDX and its Affiliates collectively Beneficially Own less than 5% of the then outstanding Allscripts Voting Shares and no IDX Designee is serving on the Allscripts Board of Directors, or (ii) IDX and its Affiliates collectively Beneficially Own more than 5% of the then outstanding Allscripts Voting Shares and a majority of the Allscripts Continuing Directors recommend to the holders of the shares of Allscripts Common Stock that such holders accept such tender or exchange offer.

(f) From and after the following anniversaries of the date of this Agreement, IDX and its Affiliates may, collectively, Transfer the following percentages of the IDX Shares in one or more Private Placements and/or transactions described below in Sections 2.4(g) or 2.4(h):

                                  PERCENTAGE OF
                                   IDX SHARES

       ANNIVERSARY OF                PERMITTED TO TRANSFER*
       THIS AGREEMENT                INCREMENTAL*               AGGREGATE*
       --------------                ---------------------      ---------

       First                         25%                        25%
       Second                        25%                        50%
       Third                         25%                        75%
       Fourth                        25%                        100%


                  *These time restrictions and percentages will also apply to any shares of Allscripts Common Stock acquired by IDX and its Affiliates pursuant to Article III of the Merger Agreement, which will result in additional IDX Shares that can be Transferred based on the percentage limitations being applied to a greater number of IDX Shares.

In any month, no more than 16.6667% of the IDX Shares eligible to be Transferred during the then current year may be sold by IDX and its Affiliates pursuant to this Section 2.4(f). IDX and its Affiliates shall not be permitted to cumulate, or carry forward for Transfer in subsequent periods, either (i) unsold maximum monthly eligible share Transfer amounts from month to month during any particular year or (ii) unsold maximum annual eligible share Transfer amounts from year to year.

(g) Subject to Section 2.4(f), one or more Transfers in accordance with Rule 144; provided, however, that no Transfers shall be permitted pursuant to Rule 144 except through one of the market makers in Allscripts' Common Stock listed on Schedule II or as otherwise previously approved in writing by Allscripts.

(h) (i) During each of the periods (A) from and after the first anniversary of the date hereof through the second anniversary of the date hereof and (B) from and after the third anniversary of the date hereof through the fourth anniversary of the date hereof, IDX may deliver a written notice to Allscripts that IDX desires to Transfer in a single transaction either 50% or 100% of the maximum aggregate number of its IDX Shares that it would be permitted to Transfer in that period, which notice (the "Notice of Proposed Transfer") must set forth (A) the number of IDX Shares that IDX desires to Transfer (which number must equal either 50% or 100% of the maximum aggregate number of shares that it would be permitted to Transfer in that period) and (B) the price at which IDX would be willing to Transfer such shares (the "Target Price"). The Notice of Proposed Transfer shall constitute an offer by IDX, which shall be irrevocable for a period of 10 days following receipt of such notice by Allscripts, to permit Allscripts to arrange for the purchase of such shares by a purchaser selected by Allscripts in its sole discretion for cash at a price per share equal to the average of the Per Share Market Value of such shares for the five Trading Days immediately preceding (and excluding) the date that Allscripts delivers a written notice to IDX (the "Notice of Arranged Transfer") that Allscripts has arranged for such purchase at such price per share (the "Market Price"); provided, however, that IDX shall have no obligation to Transfer any of its IDX Shares to the proposed purchaser if the proposed purchase price per share does not equal at least 90% of the Target Price.

(ii) The consummation of such purchase shall take place on such date, not later than 10 days after receipt of the Notice of Arranged Transfer by IDX, as Allscripts and IDX shall select. Upon the consummation of such purchase, (A) IDX shall deliver the certificate or certificates evidencing the IDX Shares so purchased duly endorsed in blank for transfer or accompanied by written instruments of transfer in form satisfactory to the purchaser duly executed by IDX, free and clear of any liens, encumbrances and claims and (B) the purchaser shall simultaneously with the delivery of the certificate or certificates evidencing the IDX Shares so purchased pay to IDX the aggregate Market Price of such shares.

(iii) Allscripts shall have no obligation to deliver a Notice of Arranged Transfer in response to any Notice of Proposed Transfer delivered by IDX, and the decision as to whether to deliver any Notice of Arranged Transfer shall be made by Allscripts in the exercise of its sole discretion. In the event that Allscripts shall have received a Notice of Proposed Transfer from IDX but shall not have given a Notice of Arranged Transfer to IDX with respect thereto prior to the expiration of the 10-day period following receipt of such Notice of Proposed Transfer, nothing in this Section 2.4(h) shall limit the right of IDX to Transfer any IDX Shares that are not to be purchased pursuant to a Notice of Arranged Transfer, but otherwise subject to and in accordance with the time, percentage and other restrictions set forth in Section 2.4(f).

(i) (i) From and after the fifth anniversary of the date hereof, IDX agrees not to effect any Transfer of IDX Shares in any single transaction involving a number of such shares representing in excess of 2.5% of the then issued and outstanding shares of Allscripts Common Stock unless and until IDX delivers a written notice to Allscripts that IDX intends to effect such Transfer, which notice (a "Notice of Block Transfer") must set forth (A) the number of IDX Shares that IDX desires to Transfer, or maximum and minimum number of, such shares and (B) the price per share at which IDX would be willing to Transfer such shares (the "Specified Price"). The Notice of Block Transfer shall constitute an offer by IDX, which shall be irrevocable for a period of 10 days following receipt of such notice by Allscripts, to permit Allscripts to arrange for the purchase of the maximum number (but not fewer than the minimum number) of such shares by a purchaser selected by Allscripts in its sole discretion for cash at a price per share equal to the average of the Per Share Market Value of such shares for the five Trading Days immediately preceding (and excluding) the date that Allscripts delivers a written notice to IDX (the "Notice of Block Purchase") that Allscripts has arranged for such purchase at such price per share (the "Current Price"); provided, however, that IDX shall have no obligation to Transfer any of its IDX Shares to the proposed purchaser if the Current Price does not equal at least 90% of the Specified Price offered in the Notice of Block Transfer.

(ii) The consummation of such purchase shall take place on such date, not later than 10 days after receipt of the Notice of Block Purchase by IDX , as Allscripts and IDX shall select. Upon the consummation of such purchase, (A) IDX shall deliver the certificate or certificates evidencing the IDX Shares so purchased duly endorsed in blank for transfer or accompanied by written instruments of transfer in form satisfactory to the purchaser duly executed by IDX, free and clear of any liens, encumbrances and claims and (B) the purchaser shall simultaneously with the delivery of the certificate or certificates evidencing the IDX Shares so purchased pay to IDX the aggregate Current Price of such shares.

(iii) Allscripts shall have no obligation to deliver a Notice of Block Purchase in response to any Notice of Block Transfer delivered by IDX, and the decision as to whether to deliver any Notice of Block Purchase shall be made by Allscripts in the exercise of its sole discretion. In the event that Allscripts shall have received a Notice of Block Transfer from IDX but shall not have given a Notice of Block Purchase to IDX with respect thereto prior to the expiration of the 10-day period following receipt of such Notice of Block Transfer, nothing in this Section 2.4(i) shall limit the right of IDX to Transfer any IDX Shares that are not to be purchased pursuant to a Notice of Block Purchase.

(j) (i) During the period from and after the third anniversary of the date hereof through the fourth anniversary of the date hereof, if Allscripts proposes to file a registration statement under the Securities Act with respect to a primary firm commitment underwritten public offering of Allscripts Common Stock (a "Piggyback Registration"), it shall give written notice of such proposed filing to IDX as soon as practicable, but in no event fewer than 20 days before the anticipated filing date. Allscripts shall include in such registration all IDX Shares with respect to which Allscripts has received a written request for inclusion within 10 days after the giving of Allscripts' notice (a "Piggyback Registration Request"); provided, however, that Allscripts may in its sole discretion restrict the number of IDX Shares so requested for inclusion to the maximum aggregate number of such shares that IDX would be permitted to sell in such period after the date that Allscripts gives notice of its intention to effect a Piggyback Registration.

(ii) If the managing underwriters of the Piggyback Registration advise IDX that, in their opinion, the number of shares requested to be included in such registration exceeds the maximum number that can be included in such offering without adversely affecting the marketability of the offering (the "Maximum Number"), IDX will limit the number of shares included in such registration to the Maximum Number, and the shares registered shall be selected in the following order of priority: (A) first, the shares of Allscripts Common Stock Allscripts proposes to Transfer, and (B) second, the IDX Shares covered by the Piggyback Registration Request and other shares requested to be included in such registration based upon rights under agreements outstanding on the date hereof; provided, however, that if shares of Common Stock are being offered for the account of Persons other than IDX, the proportion by which the amount of IDX Shares intended to be offered for the account of IDX is reduced shall not exceed the proportion by which the amount of shares of Allscripts Common Stock intended to be offered for the account of such other Persons is reduced.

(iii) IDX may not participate in any Piggyback Registration unless it (A) agrees to sell its shares of Allscripts Common Stock on the basis provided in any underwriting arrangements approved by Allscripts, (B) completes and executes all questionnaires, powers of attorney, custody arrangements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and this Agreement, and (C) furnishes in writing to Allscripts such information regarding IDX and other information as Allscripts may from time to time request or as may be legally required in connection with such registration; provided, however, that IDX shall not be required to make any representations or warranties in connection with any such registration other than representations and warranties as to (x) its ownership of its IDX Shares to be Transferred free and clear of all liens, encumbrances and claims, (y) IDX's power and authority to effect such Transfer, and (z) such matters pertaining to compliance with securities laws as may be reasonably requested; provided further, however, that the obligation of IDX to indemnify pursuant to any such underwriting agreements shall be several, not joint and several, among such Persons selling securities, and the liability of IDX will be in proportion to, and provided further that such liability will be limited to, the net amount received by IDX from the sale of the IDX Shares pursuant to such registration.

(iv) In connection with any Piggyback Registration, Allscripts will enter into such agreements (including an underwriting agreement) as are customary in transactions of the kind contemplated by the intended method or methods of distribution set forth in the Piggyback Registration Statement and reasonably acceptable to Allscripts, and take such other actions as are reasonably necessary in connection therewith in order to expedite or facilitate the Piggyback Registration; and (A) make such representations and warranties with respect to the Piggyback Registration Statement or any post-effective amendment or supplement thereto, prospectus or any amendment or supplement thereto, and documents incorporated by reference, if any, to IDX and the underwriters of the Piggyback Registration in form, substance, and scope as are customary in connection with transactions of such kind; (B) if requested by the managing underwriters of the Piggyback Registration, obtain an opinion of outside counsel to Allscripts in customary form and covering matters of the type customarily covered by such an opinion, addressed to such underwriters named in the underwriting agreement and dated the date of the closing of the sale of the shares covered by the Piggyback Registration Statement; (C) if requested by the managing underwriters of the Piggyback Registration, obtain a "comfort" letter (or, if a "comfort" letter may not be delivered under applicable accounting pronouncements or standards, a single "procedures" letter) and a single update thereof from each of the independent certified public accountants who have certified the most recent audited financial statements that are incorporated by reference in the Piggyback Registration Statement, which letters shall be addressed to the underwriters of the Piggyback Registration, such letter or letters to be in customary form and covering such matters of the type customarily covered by "comfort" letters of such type; (D) deliver such documents and certificates as may be reasonably requested by IDX and the underwriters of the Piggyback Registration to evidence compliance with any conditions contained in the underwriting agreement or other agreements entered into by Allscripts; and (E) undertake such obligations relating to expense reimbursement as provided in Section 2.4(j)(v) and indemnification and contribution obligations for the benefit of IDX of the type customarily undertaken by issuers in connection with "piggyback" registrations.

(v) In connection with any Piggyback Registration, Allscripts agrees to bear and to pay, or cause to be paid, promptly upon request being made therefor, all expenses incident to Allscripts' performance of, or compliance with, this
Section 2.4(j), including, without limitation: (A) all SEC and any National Association of Securities Dealers registration and filing fees and expenses, (B) all fees and expenses in connection with the qualification of the shares covered by any Piggyback Registration Statement for offering and sale under state securities or "blue sky" laws, including reasonable fees and disbursements of counsel for any underwriter in connection with such qualifications, (C) all expenses relating to the preparation, printing, distribution and reproduction of any Piggyback Registration Statement, each prospectus included therein or prepared for distribution pursuant thereto, each amendment or supplement to the foregoing, the certificates representing the shares covered by such Piggyback Registration Statement and all other documents relating hereto, (D) internal expenses of Allscripts, including, without limitation, all salaries and expenses of Allscripts' officers and employees performing legal or accounting duties, (E) fees, disbursements and expenses of Allscripts' counsel and its other advisors and experts and independent certified public accountants of Allscripts (including the expenses of any opinions or "comfort" letters required by or incident to such performance and compliance) and (F) the fees and expenses incurred in connection with the listing of the shares covered by the Piggyback Registration Statement on the Nasdaq Stock Market, Inc. or any other stock exchange or dealer quotation system on which the Allscripts Common Stock shall at such time be listed or traded (collectively, the "Expenses"). To the extent that any Expenses are incurred, assumed or paid by IDX or any underwriter of shares covered by the Piggyback Registration Statement, Allscripts shall reimburse IDX for the full amount of the Expenses so incurred, assumed or paid promptly after receipt of a written request therefor, which shall specify in reasonable detail the nature and amount of the Expenses. Notwithstanding the foregoing, IDX shall pay, or cause to be paid, as appropriate, (A) all underwriting discounts and commissions attributable to the sale of the shares covered by the Piggyback Registration Statement by or on behalf of IDX, (B) the fees, disbursements and expenses of its counsel in connection with the offering and sale of such shares and (C) all transfer taxes applicable to the sale of such shares.

2.5 VOTING OF IDX SHARES. Except as provided below, during the term of this Agreement, IDX and its Affiliates shall be entitled to vote on all matters all of its or their IDX Shares in its or their complete discretion. Notwithstanding the foregoing, IDX and its Affiliates shall vote all such shares in accordance with the recommendation of the majority of the Allscripts Continuing Directors on any matter that (i) constitutes an Allscripts Business Combination Transaction, (ii) would involve a change of control of Allscripts (for purposes of this section a change in control shall mean the acquisition by a Person other than IDX or its Affiliates of Beneficial Ownership of more than 50% of the then outstanding Allscripts Voting Shares), (iii) involves the issuance by Allscripts of securities for its own account for cash, or (iv) involves any acquisition by Allscripts, whether through merger, share exchange, purchase of assets or otherwise unless (A) the average of the Per Share Market Value for Allscripts' Common Stock for the 90 Trading Days immediately preceding (and excluding) the date on which the matter is voted upon is less than $14.5625 per share (such amount to be appropriately adjusted to give effect to stock splits, reverse splits, stock dividends, reclassifications and share exchanges since the date hereof) and (B) there shall exist no continuing and uncured default by IDX of any of its obligations under this Agreement, the Merger Agreement, the Strategic Alliance Agreement, the Facilities Lease Agreement or the Cross License
Agreement (as such terms are defined in the Merger Agreement), which default shall have resulted in a material adverse effect on the business, properties, results of operations, prospects, condition (financial or otherwise) or Per Share Market Value of Allscripts' Common Stock in which case, if both conditions described in subclauses (A) and (B) are satisfied, IDX and its Affiliates shall be entitled to vote on each matter described in the foregoing clauses (i) through (iv) all of its or their IDX Shares in its or their complete discretion.

2.6      RIGHT TO PARTICIPATE IN CERTAIN ISSUANCES BY ALLSCRIPTS.

(a) If, when, and for so long as, IDX and its Affiliates Beneficially Own shares of Allscripts Common Stock that would constitute, after giving effect to the proposed transaction (but not prior to the proposed transaction), less than the Applicable Percentage of the then outstanding shares of Allscripts Common Stock, Allscripts shall not issue any shares of Allscripts Common Stock or any Allscripts Exchangeable Securities, for any consideration or in any type of transaction, unless Allscripts shall have first complied with, in the case of an issuance other than pursuant to a Public Offering, the provisions of Section 2.6(b) or, in the case of a Public Offering, the provisions of Section 2.6(c).

(b) If Allscripts determines to issue any shares of Allscripts Common Stock or any Allscripts Exchangeable Security, other than in a Public Offering, then Allscripts shall provide written notice of such determination to IDX, which notice shall include all the terms of such issuance and shall offer to IDX the right to purchase, at the same price and on the same terms as Allscripts proposes to issue such shares of Allscripts Common Stock or Allscripts Exchangeable Security to others (or, if Allscripts proposes to issue such shares of Allscripts Common Stock or any Allscripts Exchangeable Security other than for cash, at a cash price equal to the current market price of the Allscripts Common Stock or if an Allscripts Exchangeable Security, such value to be determined by agreement between Allscripts or IDX, or if the parties are unable to agree, by an investment banking firm or other asset valuation firm of national reputation selected by IDX from Schedule I attached hereto (as such
Schedule I may be amended in writing  from time to time by both  Allscripts  and
IDX) with the consent of a majority of the Allscripts Continuing Directors, which consent shall not be unreasonably withheld, the cost of which shall be borne by Allscripts) a number or amount of the shares of Allscripts Common Stock or Allscripts Exchangeable Securities proposed to be issued determined by dividing the aggregate number of outstanding shares of Allscripts Common Stock then Beneficially Owned by IDX by the total number of shares of Allscripts Common Stock then outstanding (the "Offer Notice"). If IDX determines to accept the offer contained in the Offer Notice, IDX shall deliver a written notice to Allscripts indicating its acceptance within 10 days after its receipt of the Offer Notice, which notice shall indicate whether IDX has accepted such offer in whole or in part, and, if accepted in part, the number or amount of shares of Allscripts Common Stock or Allscripts Exchangeable Securities as to which such offer has been accepted (an "Acceptance Notice"). Any acceptance of the offer contained in an Offer Notice by delivery of an Acceptance Notice shall be irrevocable and shall constitute a commitment by IDX to purchase from Allscripts, and by Allscripts to sell to IDX, the number or amount of shares of Allscripts Common Stock or Allscripts Exchangeable Securities covered by such Acceptance Notice upon the terms contained in the Offer Notice.

1. If at any time and from time to time, (i) Allscripts determines to issue any Allscripts Voting Shares or any Allscripts Exchangeable Security in a Public Offering, and (ii) as a result thereof IDX and its Affiliates would Beneficially Own less than the Applicable Percentage of the then to be outstanding Allscripts Voting Shares, then (A) Allscripts shall provide written notice of such determination to IDX, which notice shall include the proposed size and other terms of such issuance, to the extent then known, the name or names of any managing underwriter or placement agent(s) and the date when it is proposed that any such issuance will be made, and (B) Allscripts shall either sell directly or cause the underwriters or placement agent(s) to offer to IDX the right to purchase from Allscripts directly or from the underwriters or placement agent(s), at the applicable offering price, a number or amount of the Allscripts Voting Shares, Allscripts Exchangeable Securities or other securities proposed to be issued that, if purchased by IDX, would permit IDX and its Affiliates to Beneficially Own a number of Voting Shares determined by dividing the aggregate number of outstanding shares of Allscripts Common Stock then Beneficially Owned by IDX by the total number of shares of Allscripts Common Stock then outstanding.

3.       RESTRICTIONS ON TRANSFER.   From and after the date of Closing and
until the expiration of the six month period following the Closing, R.E.T. shall not Transfer any shares of Common Stock Beneficially Owned by R.E.T. in his individual capacity, unless and until such time as Glen E. Tullman ("G.E.T.") shall Transfer any shares of Common Stock Beneficially Owned by G.E.T. in his individual capacity.
4.       STOCK CERTIFICATES AND OTHER RESTRICTIONS.

4.1      ENDORSEMENT OF CERTIFICATES.

(a) All certificates representing IDX Shares shall, subject to Section 4.1(c), bear the following legend:

                  "THIS CERTIFICATE IS SUBJECT TO THE PROVISIONS OF A STOCK RIGHTS AND RESTRICTIONS AGREEMENT BETWEEN ALLSCRIPTS HEALTHCARE SOLUTIONS, INC. AND IDX SYSTEMS CORPORATION DATED AS OF JANUARY 8, 2001. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL BUSINESS OFFICE OF ALLSCRIPTS HEALTHCARE SOLUTIONS, INC."

(b) After such time as the legend set forth in Section 4.1(a) is no longer required hereunder (including without limitation as a result of the termination of this Agreement in accordance with its terms) or if the securities represented by a certificate have been registered under the Securities Act pursuant to an effective registration statement or are to be sold pursuant to Rule 144, or if Allscripts shall have been furnished with an opinion of counsel, which opinion shall be reasonably satisfactory to counsel for Allscripts, that registration under the Securities Act is not required, as the case may be, then, in any such event, upon the request of IDX, Allscripts shall cause such certificate or certificates to be exchanged for a certificate or certificates that do not bear any legend.

4.2 IMPROPER TRANSFER. Any attempt by IDX or its Affiliates to Transfer any IDX Shares other than in accordance with this Agreement shall be null and void and neither Allscripts nor any transfer agent for such securities shall be required to give any effect to such attempted Transfer in its stock records.

5.       GENERAL PROVISIONS.

5.1      REPRESENTATIONS AND WARRANTIES.

(a) Allscripts represents and warrants to IDX that (i) Allscripts is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement by Allscripts and the consummation by Allscripts of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Allscripts and no other corporate proceedings on the part of Allscripts are necessary to authorize this Agreement or any of the transactions contemplated hereby, and (iii) this Agreement has been duly executed and delivered by Allscripts and constitutes a valid and binding obligation of Allscripts, and, assuming this Agreement constitutes a valid and binding obligation of IDX, is enforceable against Allscripts in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance and similar laws affecting creditors' rights generally from time to time and to general principles of equity.

(b) IDX represents and warrants to Allscripts that (i) IDX is a corporation duly organized, validly existing and in good standing under the laws of the State of Vermont and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (ii) the execution and delivery of this Agreement by IDX and the consummation by IDX of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of IDX and no other corporate proceedings on the part of IDX are necessary to authorize this Agreement or any of the transactions contemplated hereby, and (iii) this Agreement has been duly executed and delivered by IDX and constitutes a valid and binding obligation of IDX, and, assuming this Agreement constitutes a valid and binding obligation of Allscripts, is enforceable against IDX in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance and similar laws affecting creditors' rights generally from time to time and to general principles of equity.

5.2 AMENDMENT AND MODIFICATION; WAIVER OF COMPLIANCE. This Agreement may be amended or waived only by written instrument duly executed by the parties. In the event of the amendment or modification of this Agreement in accordance with its terms, the Board of Directors of Allscripts shall adopt any amendment to the Bylaws of Allscripts that may be required as a result of such amendment or modification to this Agreement, and, if required, shall propose any amendment to its Certificate of Incorporation that may be required as a result of such amendment or modification to this Agreement to the Allscripts stockholders entitled to vote thereon at a meeting duly called and held for such purpose, and shall recommend that the Allscripts stockholders vote in favor of such amendment to the Certificate of Incorporation.

5.3 INJUNCTIVE RELIEF. Each of the parties hereto hereby acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy of law. Each of the parties therefore agrees that in the event of a breach of any material provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled in equity or at law.

5.4 BYLAWS. At all times while this Agreement shall be in effect, Allscripts shall cause its Bylaws to conform to the provisions of this Agreement, including by causing its Bylaws to be amended.

5.5 NO ADOPTION OR AMENDMENT OF RIGHTS PLAN. During the term of this Agreement, Allscripts' Board of Directors shall not adopt any shareholder rights plan or amend any rights plan without the approval of the IDX Designee then on the Board of Directors of Allscripts unless such plan exempts IDX and its Affiliates from all effects thereof.

5.6 GOVERNING LAW. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law thereof.

5.7      TERMINATION.

(a)      This Agreement may be terminated:

(i)      by the mutual written consent of the parties hereto; and

(ii) by IDX if (A) Allscripts shall seek relief under any bankruptcy, insolvency, receivership, custodianship, trusteeship, liquidation, reorganization, composition, readjustment, moratorium or similar law (an "Insolvency Law"); or (B) a proceeding or case shall be commenced under an Insolvency Law by a third party against Allscripts and such proceeding or case shall continue undismissed or unstayed for 60 days; or (C) an order for relief under an Insolvency Law shall be entered against Allscripts.

(b) Unless this  Agreement  shall have been  earlier  terminated  as provided in
Section 5.7(a), this Agreement shall terminate on the 10th anniversary of the date of this Agreement.

5.8 NOTICES. All notices, requests, demands or other communications required or permitted by this Agreement shall be in writing and effective when received, and delivery shall be made personally or by registered or certified mail, return receipt requested, postage prepaid, or overnight courier or confirmed facsimile transmission, addressed as follows:

(a)      If to Allscripts:

                                    Allscripts Healthcare Solutions, Inc.
                                    2401 Commerce Drive
                                    Libertyville, IL  60048
                                    Telephone:  (847) 680-3515
                                    Facsimile:  (847) 680-3573

                                    Attention:  President

                                    with a copy to:

                                    Weil, Gotshal & Manges LLP
                                    700 Louisiana Street, Suite 1600
                                    Houston, Texas  77002
                                    Attention:  Steven D. Rubin
                                    Fax: (713) 224-9511

(b)      If to IDX:

                                    IDX Systems Incorporated
                                    1400 Shelburne Road
                                    South Burlington, VT  05403
                                    Telephone:  (802) 862-1022
                                    Facsimile:  (802) 865-3681
                                    Attention:  General Counsel

                                    with a copy to:

                                    Hale and Dorr LLP
                                    60 State Street
                                    Boston, Massachusetts 02109
                                    Attention:  Virginia Kapner
                                    Fax:  (617) 526-5000

5.9 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.10 ENTIRE AGREEMENT. Except as otherwise expressly stated herein, this Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Except for the Permitted Transfers to IDX and Affiliates of IDX and except as otherwise expressly permitted or contemplated herein, the rights and obligations under this Agreement shall not be assigned by operation of law or otherwise. Nothing in this Agreement shall be construed as prohibiting Allscripts from effecting a merger, consolidation or other similar transaction with another entity, provided that (i) the operative terms of this Agreement shall be applied in respect of any such transaction and (ii) under the express

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

terms of such transaction this Agreement will be continued in effect by Allscripts or any successor thereto.

5.11 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and to IDX and the Affiliates of IDX if they receive permitted Transfers in accordance with this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except as expressly otherwise contemplated herein.

5.12 HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

5.13 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                              ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.



                              By:  /s/ Glen E. Tullman
                                   --------------------------------------------
                                   Name: Glen E. Tullman
                                   Title:  Chairman of the Board


                              IDX SYSTEMS CORPORATION



                              By:  /s/ Robert W. Baker
                                   --------------------------------------------
                                   Name: Robert W. Baker
                                   Title: Vice President, General Counsel
                                          and Secretary



                                  /s/ Richard E. Tarrant
                                  ---------------------------------------------
                                  Richard E. Tarrant (solely with respect to
                                  Section 3 of this Agreement)


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